

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2023

Ross Muken
Chief Financial Officer
SOPHiA GENETICS SA
185 Dartmouth Street Floor 5
Boston, MA 02116

> **Re: SOPHiA GENETICS SA**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed March 7, 2023**
> **File No. 001-40627**

Dear Ross Muken:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences